FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2

Date of Material Change

November 6, 2008

Item 3

News Release

The press release attached as Schedule A was released over Canada News Wire on November 6, 2008.

Item 4

Summary of Material Change

Gammon Gold Announces Further Positive Exploration Drilling Results and a Progress Update on the Scoping Study for the Guadalupe y Calvo Gold-Silver Project

Item 5

Full Description of Material Change

Gammon Gold Inc. ("Gammon") (TSX:GAM and NYSE:GRS): is pleased to announce further encouraging drilling results from our highly prospective Guadalupe y Calvo exploration property located in Chihuahua State, Mexico as a result of the recently enhanced exploration program currently underway.

"We continue to receive positive drill assay results that confirm the gold-silver potential of the Guadalupe y Calvo property. Drill results received to date indicate the potential for an underground mine below the previously identified open pit area where a significant number of high grade gold and silver intercepts have been received" stated Peter Drobeck, Senior Vice President of Exploration and Business Development of Gammon Gold. Mr. Drobeck continued, "Based on the positive results to date, we will continue to accelerate the engineering evaluation of this property with the completion of a Scoping Study that is expected during Q1, 2009. The Scoping Study will focus primarily on the open pit target and could provide the basis for moving directly to Feasibility Study levels to accelerate the operational development of this asset."

As of the end of October, the Company had completed 152 diamond drill holes, totaling 30,640 meters (61%) of the planned 50,000 meter drill program at the Guadalupe y Calvo project in Chihuahua State, Mexico. The Company has received assays for 95 of these 152 completed diamond drill holes. These results now show that there is a substantial volume of potentially underground-mineable vein mineralization that is locally, very high grade. Of the 95 drill holes for which assays are available, 49 (52%) had cut a minimum of 2 meter lengths grading a minimum of 3 g/t gold equivalent using a 50:1 gold to silver ratio. This mineralization occurs over a 458 meter vertical interval, and a 600 meter horizontal strike length, and is open in three directions for further expansion. Two of the best drill intercepts to date are the deepest intercepts on the northwest portion of the drilled vein; hole GC-67 cut a true width of 1.9 meters grading 9.16 g/t gold and 686 g/t silver, and hole GC-68 cut a true width of 4.0 meters grading 5.11 g/t gold and 470 g/t silver. The Company is encouraged that the drilling is continuing to discover high grade gold-silver mineralization and presently has five diamond drills working at the property. Previous drilling results up to hole GC-74 were released by the Company on March 3, 2008 and September 3, 2008.

Results thus far support the extension of the mineralized zone along strike and at depth and continue to support the potential for both open pit and underground operations.

The Company has awarded contracts and is working on various aspects of the Scoping Study including reserve and resource modelling, open pit geotechnical modelling, open pit design, metallurgical testwork and process design to name a few. The Scoping Study is expected to be completed by the end of Q1 2009 and if positive it has been designed to facilitate a full transition into a Feasibility program to accelerate the development of this exciting prospective property. Preliminary bottle roll cyanidation tests on four sets of ore types have been carried out at the Ocampo metallurgical lab. These results are summarized in the following table:

Bottle Roll Cyanidation Test Results
pH=10-10.5 (CaO)
Time: 60 hours
Size: 90-92% - 200 mesh (0.075 mm)
Composite		Recovery %
	1 Variant*		2 Variant**
	Au	Ag	Au	Ag	Grade Category	Ore Type
GT-20	85.71	89.96	86.00	91.00	Middle Low Grade	Mixture
						Oxides & Sulphides
GT-14	78.95	84.47	77.00	87.00	Low Grade	Sulphides
GT-16	80.00	54.40	81.00	64.00	Low Grade	Sulphides
GT-45	98.45	91.94	98.00	92.00	High Grade	Oxides
* 1 variant – calculated using (head grade-grade in tailing)/head grade x 100%
** 2 variant – calculated using grade in solution/(grade in solution + grade in tailing) x 100%

  Gold and silver grades from all assayed drill holes available to date (from hole GC-1 to GC-95) with intercepts above a 3.0 g/t gold equivalent cut-off (using a 50:1 gold to silver ratio), average 4.37 grams per tonne gold and 207 grams per tonne silver, over an average interval length of 2.9 metres.

  Gold and silver grades from all drill holes to date with intercepts above a 0.3 g/t gold equivalent cut-off (using a 50:1 gold to silver ratio), average 0.76 grams per tonne gold and 48 grams per tonne silver, over an average interval of 16.1 metres.

Recent highlights from the drilling programs are summarized in Table 1, using a 3.0 g/t gold equivalent cut-off (using a 50:1 gold to silver ratio) cutoff grade and Table 2, using a 0.3 g/t gold equivalent cut-off (using a 50:1 gold to silver ratio) cutoff grade.

Table 1: Guadalupe y Calvo Drill Hole Intercept Summary 3.0 g/t Gold-Equivalent External Cut-Off

					True			Gold-
		From	To	Interval	Width	Gold	Silver	Equivalent
Target	Hole	(m)	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
Rosario	GC-79	272.0	275.0	3.0	2.9	5.58	244	10.46
Nankin	GC-80	100.0	102.0	2.0	2.0	4.24	17	4.57
Nankin	GC-83	81.7	84.8	3.1	3.0	7.15	135	9.85
Rosario	GC-85	55.0	57.0	2.0	2.0	0.28	138	3.04
Nankin	GC-89	61.3	64.0	2.7	2.5	1.96	152	5.01
Rosario	GC-91	60.1	63.1	3.0	3.0	4.21	230	8.81
Rosario	GC-92	74.5	76.0	1.5	1.5	1.48	314	7.76
Rosario	GC-93	110.5	112.5	2.0	2.0	1.27	112	3.51
Rosario	GC-94	39.0	42.0	3.0	2.0	2.65	85	4.35
Rosario	GC-94	70.0	73.0	3.0	1.5	13.61	166	16.94
Rosario	GC-95	34.3	36.5	2.2	2.2	2.41	150	5.40
+3.0 g/t cutoff
Gold Equivalent Values were calculated based on 50 ounces of silver = 1 ounce of gold.
Metallurgical Recoveries and Net Smelter Returns are Assumed to be 100%
No Capping.

Table 2: Guadalupe y Calvo Drill Hole Intercept Summary 0.3 g/t Gold-Equivalent External Cut-Off
		From	To	Interval	Gold	Silver	Gold-Equivalent
Target	Hole	(m)	(m)	(m)	(g/t)	(g/t)	(g/t)*
Rosario	GC-79	270.0	288.0	18.0	1.44	58	2.61
Nankin	GC-80	100.0	105.0	5.0	2.11	15	2.40
Rosario	GC-80	329.0	335.0	6.0	0.38	3	0.44
Rosario	GC-82	111.0	117.0	6.0	0.42	33	1.09
Nankin	GC-83	81.7	87.2	5.5	4.11	84	5.78
Rosario	GC-84	192.1	198.5	6.4	0.34	10	0.54
Rosario	GC-85	6.0	65.0	54.7	0.26	32	0.91
Nankin	GC-88	74.0	98.0	24.0	0.18	21	0.59
Rosario	GC-88	142.3	150.0	7.7	0.64	20	1.04
Nankin	GC-89	54.6	65.0	10.5	0.73	58	1.88
Nankin	GC-89	165.0	177.0	12.0	0.43	10	0.62
Nankin	GC-90	59.0	69.0	10.0	0.39	48	1.34
Rosario	GC-90	201.0	213.0	12.0	0.51	28	1.06
Rosario	GC-91	57.0	72.0	15.0	1.03	89	2.82
Rosario	GC-92	50.0	82.0	25.0	2.18	72	3.63
Rosario	GC-93	93.6	122.2	28.6	0.57	41	1.39
Rosario	GC-94	28.0	47.9	19.9	0.57	37	1.32
Rosario	GC-94	54.0	82.0	28.0	1.98	64	3.25
Rosario	GC-95	26.8	40.4	13.6	0.65	52	1.68
+0.3 g/t cutoff
Gold Equivalent Values were calculated based on 50 ounces of silver = 1 ounce of gold.
Metallurgical Recoveries and Net Smelter Returns are Assumed to be 100%
No Capping.

This press release has been reviewed by Qualified Person Mr. Ramon Luna. All sample analyses were performed by Chemex Laboratories, Vancouver, B.C. using standard fire assay procedures.

About Guadalupe y Calvo
Guadalupe is a historic mining district. Bonanza grade gold and silver was discovered on the property in 1835. Historic mining in the area produced approximately 2-million ounces of gold and 28-million ounces of silver at estimated production grades of 37 grams per tonne gold and 870 grams per tonne silver. However, the district was only partially and selectively mined. Historic mine operators focused only on the higher-grade zones in selected upper portions of high-grade structures and stopped at water table depths of 200- to 250-metres.

According to a report prepared by Pincock, Allen and Holt, in November 2002, the Guadalupe y Calvo Project contains inferred resources of 11,800 thousand tonnes grading 2.84 grams per tonne gold and 120 grams per tonne silver for a gold equivalent grade of 4.69 grams per tonne at a gold to silver ratio of 48.33:1 for 1.08-million ounces of gold and 45.6-million ounces of silver or 2.02 million gold equivalent ounces. This estimate is based on exploration work completed on the Rosario and Nankin structures and does not address other mineralized structures on the property and potential for strike extensions that are known to be present within the project boundaries.

About Gammon Gold
Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Peter Drobeck	Anne Day
Senior Vice President of Explorations & Business Development	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and Form 40-F Report. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including without limitation, statements regarding future cash costs and production at El Cubo and Ocampo and the ability to continue to successfully implement the Company’s turn-around strategy, statements regarding the resource growth potential of Guadalupe y Calvo, statements regarding the company’s ability to continue its improved cash flow performance, the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; the implications of the Mexican Single Rate Tax on future income tax payments; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon. In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver. These factors are set out in the Company’s Annual Information Form. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9

Date of Report

November 6, 2008

Gammon/Press Release/MCR 11/06/08